Veris Gold Corp. Reports Record Net Income of US $9.0 Million and Positive Cash Flow of US $3.8 Million for the Third Quarter 2012

Vancouver, BC – November, 12, 2012 – Veris Gold Corp. (TSX: VG) (OCTQB: YNGFD) (Frankfurt Xetra Exchange: NG6A) (the "Company") today announced its financial and operational results for the third quarter ended September 30, 2012. This information should be read in conjunction with the Company's condensed consolidated interim financial statements, including the notes thereto, and Management's Discussion and Analysis. All dollar amounts are expressed in United States Dollars unless otherwise specified.

(in thousands of U.S. dollars)[1]	Three months ended September 30
	2012	2011
Payable gold ounces produced	35,524 Oz	21,296 Oz
Cash cost per ounce	$ 1,038	$ 2,874
Revenue	$ 51,487	$ 30,116
Net income (loss)	$ 9,027	$ (17,973)
Earnings (loss) per share – basic	$ 0.09	$ (0.019)
Cash generated by (used in) operating activities[2]	$ 3,832	$ (10,534)

1.	Other than number of ounces, cash cost per ounce, and per share amounts
2.	Excluding proceeds from deferred revenue

Highlights for the three-month period ended September 30, 2012 include:

  The Company recorded net income of $9.0 million in the third quarter of 2012 compared to a loss of $18.0 million in the third quarter of 2011. The record net income in the quarter is primarily attributable to $51.5 million in revenue achieved through the increased gold production and a continued focus on controlling costs. The Company also achieved positive cash-flow from operations of $3.8 million during the quarter, the first positive operating cash- flow achieved since the third quarter of 2007.

  During the quarter the Jerritt Canyon Mill produced 35,524 payable ounces at a total cash cost of $1,038 per payable ounce produced, a level of gold production from the Jerritt Canyon mines not achieved since 2006, and a significant increase from the comparative 21,296 ounces of produced in the third quarter of 2011 which included high grade purchased ore from Newmont. The record level of production this quarter is attributable to the steady state production achieved in June and maintained throughout the quarter, with the Company having overcome all the equipment commissioning issues experienced after the major mill refurbishment work undertaken in the first quarter. The cash costs have declined from prior quarters ($1,654 and $1,566 per payable ounce for the first and second quarter respectively) due to increased throughput in the mill and an improvement in grades as the SSX-Steer and Smith mines ramped up to the targeted production levels for the quarter. Had it not been for two shutdowns during the quarter to complete the replacement of the bucket elevator (ten days) and reline the ball mill (two days) the Company`s performance would have shown even further improvement.

  The Company continued to invest in the development of the SSX-Steer mine, opening up several new zones for long term mining and bringing in the remaining underground trucks to increase the tonnage to an average of 1,066 tons per day, close to the targeted 1,200 tons per day (achieved several times throughout the quarter). The Company also began testing long hole open stoping methods, a more productive method of mining that will lower the overall production cost. The ground conditions at the SSX-Steer were amenable to this form of mining and the Company has taken delivery of a long hole drill early in the fourth quarter to implement this on a long term basis.

  Early in the quarter the Company commenced earthworks at Starvation Canyon, including construction of the road infrastructure and drilling of the portal. Full development of this third mine commenced later in the quarter, with Small Mine Development, LLC (“SMD”) mobilizing to the site to establish the portal and begin collaring the initial shaft. Starvation Canyon is a higher grade deposit and will provide between 300 and 600 tons per day of additional ore to the mill by the second quarter of 2013.

Jerritt Canyon

The Company continued to increase the tonnage mined at the Company operated SSX-Steer mining complex, delivering 98,069 tons (an 87% increase from the previous quarter’s delivery) containing an estimated 15,720 ounces during the quarter. Production was partially increased through the use of longhole open stoping for mining three stopes, as this method of mining is more effective than the drift and fill method historically used at SSX-Steer. As well, the Company completed a total refurbishment of the underground electrical system and received the remaining underground trucks resulting in a full complement of underground mining equipment. Subsequent to the third quarter, the operation also took delivery of an Atlas Copco Simba longhole drill following successful trial mining of longhole stoping during the third quarter.

The Smith mine, operated by SMD, delivered 120,400 tons to the mill, containing an estimated 18,374 ounces, an increase of 17% over the prior quarter as the mine produced an average of 1,309 tons per day, exceeding the daily production target of 1,200 tons.

Overall, mining from both Smith and SSX mines in the third quarter of 2012 averaged 2,375 tons per day, an increase of 40% from the previous quarter.

Development of the Starvation Canyon mine started with surface excavation of the area and proceeded to drilling and blasting to establish a face for the portal and a laydown area for the required temporary facilities. The surface work was completed by the end of October 2012 at which time the underground mine contractor, SMD, started the decline to provide access to the ore.

For the third quarter of 2012 the mill processed 323,575 tons through the roaster containing an estimated 40,538 ounces of gold. This compares to the previous quarter when 282,803 tons were processed containing an estimated 30,425 ounces of gold. From this the processing facility recovered 35,524 ounces of gold, a 41% increase from the 25,429 ounces recovered in the second quarter of 2012.

Ketza River

Final 2011 drill holes were sampled and sent in for assay. Work continued on the Land Assessment reports and acQuire drill hole database. Reclamation of previous exploration drill roads and drill pads commenced in June. The Yukon Environmental and Socio-economic Assessment Application that was submitted in late September of 2011 is still under review by the Yukon Environmental and Socio-economic Assessment Board.

Outlook

The Company achieved its targeted production rate of 150,000 ounce of gold per annum in the month of September. With the delivery of the remaining underground trucks and other equipment to the SSX-Steer mine, the production target of 1,200 tons per day of ore from this mine is within reach and has been achieved several times. The Company continues to process available stockpiles and receive ore from the contractor operated Smith mine, which is performing above targeted levels. The Company is currently developing the necessary infrastructure to open a third mine on the property, Starvation Canyon, located on the south end of Jerritt Canyon that will provide up to 600 tons per day of higher grade ores.

As part of the longer term strategy and to provide additional cash flows to the existing operations, the Company is currently focusing on negotiations with third parties for profitable ore processing opportunities. The Company believes the operations will run profitably with the currently planned 3,000 tons per day that will be delivered from the three underground operations by the end of Q2 2013, but will benefit from filling the remaining capacity by toll milling third party ores as the revenues from these agreements will be recorded as an offset against production costs, resulting in a significant cash cost advantage.

The Company has continued to pass all independent stack tests for mercury and other emissions, continuing to emit lowest level of these emissions in the area, and has recently received approval to run at the permitted rate of 250 tons of ore per hour through each roaster circuit based on current emissions. In addition, the Company has also substantially completed the double lined second tailings facility and the two water storage reservoirs.

The surface exploration program in 2011 has identified a number of areas of interest and proven the viability of the East and West Mahala resources which lie between the Smith and the SSX-Steer mine. Additional survey work in the Starvation area has identified further areas of interest that will need to be explored in the 2012 drill program as well.

Randy Reichert, Co-CEO and COO states, “The Q3 2012 results are a huge milestone for the Company since assuming the Jerritt Canyon operations. The positive cash flow and decrease in cost per ounce demonstrates that the operation is now running at profitable levels and the period of rebuilding the operations is quickly coming to a close. We look forward to successive quarters of increased production and decreasing cash costs.”

This news release was reviewed and approved by the Company's Co-CEO and COO, Randy Reichert, M.Sc. P.Eng., the Qualified Person under NI 43-101 for purposes of this release.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Veris Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations

Tel: (604) 688-9427
Email: rmoritz@verisgold.com

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@verisgold.com
www.verisgold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@verisgold.com and specify “Veris Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company’s use of proceeds from the sale of Securities are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.